Exhibit 99.1

Weidai Ltd. Announces Third Quarter 2018 Financial Results

Hangzhou, December 11, 2018 /PRNewswire/ – Weidai Ltd. (“Weidai” or the “Company”) (NYSE: WEI), a leading auto-backed financing solution provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights:

•	Net revenues were RMB1,036.7 million (US$150.9 million) in the third quarter of 2018, an increase of 9.3% from RMB948.4 million sequentially.

•	Loan facilitation service fees were RMB844.5 million (US$123.0million) in the third quarter of 2018, an increase of 12.3% from RMB752.2 million sequentially.

•	Post-facilitation service fees were RMB92.5 million (US$13.5 million) in the third quarter of 2018, an increase of 11.4% from RMB83.1 million sequentially.

•	Net income was RMB187.3 million (US$27.3 million) in the third quarter of 2018, compared to RMB182.7 million in the previous quarter.

•	Adjusted net income[1] was RMB215.1 million (US$31.3 million) in the third quarter of 2018, compared to RMB205.4 million in the previous quarter.

Third Quarter 2018 Operational Highlights:

Loan volume

The following table sets forth the volume of loans we facilitated and originated (including loans funded by institutional funding partners) for the periods indicated:

	For the three months ended,
	June 30, 2018		September 30, 2018
	RMB	% of total loan volume	RMB	% of total loan volume
	(in millions, except for percentages)

Total loan volume	19,994	100.0	17,030	100.0
Including:
Loans funded by institutional funding partners	564	2.8	733	4.3

Loan balance

Total loan balance decreased to RMB20.4 billion (US$3.0 billion) as of September 30, 2018 from RMB22.1 billion as of June 30, 2018.

Third Quarter 2018 Financial Results

Net revenues increased by 9.3% to RMB1,036.7 million (US$150.9 million) in the third quarter of 2018 from RMB948.4 million in the previous quarter, primarily due to an increase in loan facilitation service fees and post-facilitation service fees. The Company’s take rate2 increased to 5.1% in the third quarter of 2018 from 4.3% in the previous quarter.

1 Adjusted net income, a non-GAAP financial measure, is defined as net income before share-based compensation expenses.

2 “Take rate” is defined as dividing net revenue of a certain period by the period end loan balance.

•	Loan facilitation service fees increased by 12.3% to RMB844.5 million (US$123.0 million) in the third quarter of 2018, from RMB752.2 million in the previous quarter. The increase was primarily attributable to product mix changes that resulted in higher blended take rate.

•	Post-facilitation service fees increased by 11.4% to RMB92.5 million (US$13.5 million) in the third quarter of 2018, from RMB83.1 million in the previous quarter. The increase was primarily attributable to product mix changes that resulted in higher blended take rate.

•	Other revenues decreased by 15.9% to RMB35.8 million (US$5.2 million) in the third quarter of 2018, from RMB42.5 million in the previous quarter, primarily due to a decrease in loan collection fees.

•	Net financing income decreased by 9.2% to RMB68.9 million (US$10.0 million) in the third quarter of 2018, from RMB75.9 million in the previous quarter, primarily due to changes in the Company’s collaboration arrangements with institutional funding partners, as a result of which a greater proportion of loans funded by institutional funding partners in the third quarter of 2018 were not recorded on the Company’s balance sheet.

Provision for loans and advances were RMB186.1 million (US$27.1 million) in the third quarter of 2018, compared to RMB93.5 million in the previous quarter. The increase was primarily due to increase in delinquency rates as a result of industry-wide turmoil, and macroeconomic headwinds that negatively impacted small and micro enterprises. Provision for loans and advances as a percentage of net revenues increased to 17.9% in the third quarter of 2018 from 9.9% in the second quarter of 2018.

Operating costs and expenses increased by 1.1% to RMB640.7 million (US$93.3 million) in the third quarter of 2018, from RMB634.0 million in the previous quarter. Operating costs and expenses as a percentage of net revenues decreased from 66.9% in the second quarter of 2018 to 61.8% in the third quarter of 2018.

Origination and servicing expenses decreased by 5.1% to RMB428.0 million (US$62.3 million) for the third quarter of 2018 from RMB450.9 million in the previous quarter, primarily due to continued cost optimization efforts in anticipation of a subdued industry growth environment. Origination and servicing expenses as a percentage of net revenues decreased to 41.3% in the third quarter of 2018 from 47.5% in the second quarter of 2018.

Sales and marketing expenses increased by 27.1% to RMB77.0 million (US$11.2 million) for the third quarter of 2018 from RMB60.6 million in the previous quarter, which was primarily due to increased marketing activities in the third quarter of 2018.

General and administrative expenses increased by 14.0% to RMB101.4 million (US$14.8 million) for the third quarter of 2018 from RMB88.9 million in the previous quarter. The increase was primarily due to increases in staff salaries, benefits, and share-based compensation expenses. General and administrative expenses for the third quarter of 2018 also included RMB6.9 million (US$1.0 million) IPO-related expenses, compared to RMB5.2 million in the previous quarter.

Research and development expenses increased by 1.9% to RMB34.3 million (US$5.0 million) in the third quarter of 2018 from RMB33.7 million in the previous quarter, primarily due to an increase in staff salaries and benefits, and an increase in the number of the Company’s technology personnel.

Share-based compensation expenses were RMB27.8 million (US$4.0 million) in the third quarter of 2018, compared to RMB22.7 million in the previous quarter.

Income tax expenses were RMB79.1 million (US$11.5 million) for the third quarter of 2018, compared to RMB51.4 million in the previous quarter.

Net income was RMB187.3 million (US$27.3 million) for the third quarter of 2018, compared to RMB182.7 million in the previous quarter.

Net income and comprehensive income attributable to ordinary shareholders was RMB184.8 million (US$26.9 million) in the third quarter of 2018, compared to RMB183.0 million in the previous quarter.

Adjusted net income was RMB215.1 million (US$31.3 million) in the third quarter of 2018, compared to RMB205.4 million in the previous quarter.

Selected Third Quarter 2018 Operational Results

The following table sets forth the delinquency rates for all outstanding loans as of September 30, 2018 (excluding (i) loans that were charged off and (ii) loan products that were discontinued3):

	Delinquent for
	1-30 days	31-60 days	61-90 days	Over 90 days	Total
As of June 30, 2018	0.60%	0.28%	0.18%	1.58%	2.64%
As of September 30, 2018	0.75%	0.29%	0.58%	1.48%	3.10%

The following table sets forth the delinquency rates for all outstanding loans as of September 30, 2018 (including loan products that were discontinued):

	Delinquent for
	1-30 days	31-60 days	61-90 days	Over 90 days	Total
As of June 30, 2018	0.80%	0.36%	0.25%	1.91%	3.32%
As of September 30, 2018	0.94%	0.58%	0.88%	2.18%	4.57%

The following chart displays the M3+ Delinquency Rates by Vintage4 for all continuing loans facilitated through the Company’s online marketplace:

Please click here to view our vintage curve:

https://photos.prnasia.com/prnh/20181211/2323067-1

Initial Public Offering

On November 19, 2018, the Company completed its initial public offering of 4,500,000 American depositary shares (“ADSs”) at a price of US$10.00 per ADS for a total offering size of approximately US$45.0 million, assuming the underwriters do not exercise their over-allotment option. Each ADS represents one Class A ordinary share of the Company.

After the initial public offering, the Company has 69,990,750 ordinary shares outstanding, comprised of 34,919,350 Class A ordinary shares and 35,071,400 Class B ordinary shares, assuming the underwriters do not exercise their over-allotment option.

The Company will provide updates on the exercise of underwriters’ over-allotment option in the next earnings release.

3 Loan products that were discontinued as of September 30, 2018 include home equity loans, certain types of consumption loans and unsecured auto-financing loans offered to those who have taken out auto-financing loans from certain commercial banks.

4 “M3+ Delinquency Rate by Vintage” is defined as the total balance of outstanding principal of a vintage for which any payment of principal or interest is over 90 calendar days past due as of a particular date (adjusted to reflect total amount of past due payments for principal and interest that have been subsequently collected), divided by the total initial principal in such vintage.

Conference Call

The Company’s management will host an earnings conference call at 7 AM U.S. Eastern Time on December 11, 2018 (8 PM Beijing/Hong Kong time on December 11, 2018).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
International:	1-412-902-4272
Hong Kong:	800-905945
China:	4001-201203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Weidai”.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until December 18, 2018, by dialing the following telephone numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Replay Passcode:	10126932

Use of Non-GAAP Financial Measures

The Company uses adjusted net income, a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that adjusted net income helps identify underlying trends in its business by excluding the impact of share-based compensation expenses. The Company believes that adjusted net income provides useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

About Weidai Ltd.

Weidai Ltd. is a pioneer and leading auto-backed financing solution provider in China supported by sophisticated and effective risk management system and technology. The Company transforms used automobiles, a type of "non-standard" collateral, into investable assets, to provide accessible credit for China's small and micro enterprises, and connects the borrowers with both online investors and institutional funding partners through its platform.

For more information, please visit http://weidai.investorroom.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8680 to US$1.00, the noon buying rate on September 28, 2018 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Weidai may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Weidai’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited the following: Weidai’s goal and strategies; Weidai’s expansion plans; Weidai’s future business development, financial condition and results of operations; Weidai’s expectations regarding demand for, and market acceptance of, its solutions and services; Weidai’s expectations regarding keeping and strengthening its relationships with borrowers, investors and financial institutions and other platform participants; general economic and business conditions; Weidai’s assumptions underlying or related to any of the foregoing regulations and governmental policies relating to the online consumer finance industry in China; and Weidai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Weidai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Christensen

Mr. Christian Arnell

Tel: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US:

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

WEIDAI LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of September 30,
	2017	2018
	RMB	RMB	US$
	(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	1,765,572	1,703,630	248,053
Restricted cash	1,092,921	1,072,591	156,172
Loans and advances, net	1,938,492	1,719,854	250,416
Short-term investments	8,500	57,600	8,387
Prepaid expenses and other assets	433,597	626,576	91,231
Amounts due from related parties	9,168	13,717	1,997
Total current assets	5,248,250	5,193,968	756,256

Non-current assets:
Restricted cash	4,000	9,000	1,310
Long-term investments	359,333	13,333	1,941
Loans and advances, net	390,171	480,526	69,966
Prepaid expenses and other assets	8,048	4,835	704
Property, equipment and software, net	99,433	99,686	14,515
Goodwill	-	5,812	846
Deferred tax assets	158,566	217,940	31,733
Total non-current assets	1,019,551	831,132	121,015
Total assets	6,267,801	6,025,100	877,271

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of RMB4,633,990 and RMB3,648,229 as of December 31, 2017 and September 30, 2018, respectively):
Short-term borrowings	200,000	-	-
Payable to institutional funding partners and online investors	1,770,681	1,318,416	191,965
Current account with online investors and borrowers	1,883,446	1,838,635	267,710
Income tax payable	243,338	95,675	13,931
Accrued expenses and other liabilities	461,295	440,642	64,159
Amounts due to related parties	62,900	19,883	2,895
Deferred revenue	12,330	10,600	1,543
Total current liabilities	4,633,990	3,723,851	542,203

Non-current liabilities (including non-current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of RMB457,724 and RMB607,385 as of December 31, 2017 and September 30, 2018, respectively):

Payable to institutional funding partners and online investors	416,118	515,624	75,077
Deferred revenue	887	9,830	1,431
Other non-current liabilities	40,719	81,931	11,929
Total non-current liabilities	457,724	607,385	88,437
Total liabilities	5,091,714	4,331,236	630,640

Mezzanine equity:
Series A preferred shares (par value of US$0.000002 per share; 9,146,250 shares authorized, issued and outstanding as of December 31, 2017)	18,856	-	-
Series A+ preferred shares (par value of US$0.000002 per share; 1,829,250 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018)	3,771	3,771	549
Series B preferred shares (par value of US$0.000002 per share; 3,048,800 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018)	6,283	6,283	915
Series C preferred shares (par value of US$0.000002 per share; 3,074,400 shares authorized, issued and outstanding as of December 31, 2017 and September 30, 2018)	360,000	240,000	34,945
Total mezzanine equity	388,910	250,054	36,409

Shareholders’ equity
Ordinary shares (par value of US$0.000002 per share; 24,982,901,300 shares authorized, 48,392,050 shares issued and outstanding as of December 31, 2017 and September 30, 2018)	1	1	-
Series A preferred shares (par value of US$0.000002 per share; 9,146,250 shares authorized, issued and outstanding as of September 30, 2018)	-	18,856	2,745
Additional paid-in capital	468,352	485,962	70,757
Retained earnings	318,824	931,769	135,668
Total Weidai Ltd. shareholders’ equity	787,177	1,436,588	209,170
Noncontrolling interests	-	7,222	1,052
Total shareholders’ equity	787,177	1,443,810	210,222
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	6,267,801	6,025,100	877,271

Weidai Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018		2018
	RMB	US$	RMB	US$
	(in thousands, except for share, per share and per ADS data)

Net revenues:
Loan facilitation service fees	844,467	122,957	2,310,986	336,486
Post facilitation service fees	92,487	13,466	257,878	37,548
Other revenues	35,770	5,208	140,818	20,503
Financing income	105,979	15,431	340,586	49,590
Less: Funding costs	(37,076)	(5,398)	(115,278)	(16,785)
Net financing income	68,903	10,033	225,308	32,805
Business related taxes and surcharges	(4,937)	(719)	(15,030)	(2,188)
Total net revenues	1,036,690	150,945	2,919,960	425,154
Provision for loan losses	(186,083)	(27,094)	(424,941)	(61,873)
Net revenues after provision for loans and advances	850,607	123,851	2,495,019	363,281

Operating costs and expenses:
Origination and servicing expenses	(428,025)	(62,322)	(1,344,185)	(195,717)
Sales and marketing expenses	(76,972)	(11,207)	(181,966)	(26,495)
General and administrative expenses	(101,361)	(14,758)	(266,509)	(38,804)
Research and development expenses	(34,333)	(4,999)	(101,547)	(14,786)
Total operation costs and expenses	(640,691)	(93,286)	(1,894,207)	(275,802)

Income from operations	209,916	30,565	600,812	87,479
Interest income, net	18,656	2,716	45,544	6,631
Government subsidies	37,019	5,390	37,924	5,522
Other income/(expenses), net	821	120	(8,503)	(1,238)
Net income before income taxes	266,412	38,791	675,777	98,394
Income tax expenses	(79,111)	(11,519)	(181,125)	(26,372)
Net income	187,301	27,272	494,652	72,022
Net income attributable to noncontrolling interests	(2,452)	(357)	(1,707)	(249)
Net income and comprehensive income attributable to Weidai Ltd.’ shareholders	184,849	26,915	492,945	71,773
Reversal of accretion on Series C preferred shares	-	-	120,000	17,472
Net income and comprehensive income attributable to Weidai Ltd.’ ordinary shareholders	184,849	26,915	612,945	89,245
Earnings per share:
Basic	2.82	0.41	9.36	1.36
Diluted	2.82	0.41	7.53	1.10
Shares used in earnings per share computation:
Basic	48,392,050	48,392,050	48,392,050	48,392,050
Diluted	65,490,750	65,490,750	60,405,015	60,405,015

Weidai Ltd.

UNAUDITED Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018		2018
	RMB	US$	RMB	US$
	(in thousands, except for share, per share and per ADS data)

Net income	187,301	27,272	494,652	72,022
Add:
Share-based compensation expenses	27,760	4,042	83,355	12,137
Adjusted net income	215,061	31,314	578,007	84,159